恒生銀行
HANG SENG BANK
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RECEIVED

2007 AUG -9 A 6:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS LGA 070479
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

6 August 2007

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We would like to inform that Dr Raymond Kuo Fung CH'IEN has been appointed Chairman and an independent non-executive Director of the Bank and Mr Alexander Andrew FLOCKHART has been appointed a non-executive Director of the Bank with effect from 6 August 2007.

In this connection, we enclose herewith the announcement published on the websites of Hong Kong Exchanges and Clearing Limited and the Bank on 6 August 2007 for your information.

07025819

Yours faithfully

S W Fong
Assistant Company Secretary

Encl

PROCESSED
AUG 13 2007
THOMSON FINANCIAL

dw 8/9

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

恒生銀行
HANG SENG BANK

(Stock code: 11)

BOARD APPOINTMENTS

Dr Raymond Kuo Fung CH'IEN has been appointed Chairman and an independent non-executive Director of the Bank and Mr Alexander Andrew FLOCKHART has been appointed a non-executive Director of the Bank with effect from 6 August 2007.

The Board of Directors of Hang Seng Bank Limited (the "Bank") is pleased to announce that Dr Raymond Kuo Fung Ch'ien ("Dr Ch'ien") has been appointed Chairman and an independent non-executive Director of the Bank and Mr Alexander Andrew FLOCKHART ("Mr Flockhart") has been appointed a non-executive Director of the Bank with effect from 6 August 2007.

Dr Ch'ien is an independent non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, the immediate holding company of the Bank. He was also an independent non-executive Director of HSBC Holdings plc from 1998 to 2007.

Mr Flockhart is currently a Group Managing Director of HSBC Holdings plc, a Director and the Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited, Global Head of Commercial Banking of HSBC Group and a Director of HSBC Bank Australia Limited.

Particulars of Dr Ch'ien and Mr Flockhart are set out in the notes below.

Save as disclosed below, Dr Ch'ien and Mr Flockhart do not hold any other position with the Bank and its subsidiaries, and have no other relationships with any Directors, senior management or substantial or controlling shareholders of the Bank. Both of Dr Ch'ien and Mr Flockhart do not have any interests in the shares of the Bank within the meaning of Part XV of the Securities and Futures Ordinance.

Dr Ch'ien will receive fees for being the Chairman of the Board of Directors in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$230,000 per annum. There is no service contract signed between the Bank and Dr Ch'ien.

Mr Flockhart will receive Directors' fees in the amount approved from time to time by shareholders at the Annual General Meetings of the Bank, currently being HK$150,000 per annum. There is no service contract signed between the Bank and Mr Flockhart.

The Bank's Articles of Association provide that each Director is required to retire by rotation once every three years and that one-third (or the number nearest to one-third) of the Directors shall retire from office every year during the Bank's Annual General Meeting. This means that the specific term of appointment of a Director of the Bank, including Dr Ch'ien and Mr Flockhart, cannot exceed three years. Every retiring Director shall be eligible for re-election at the Annual General Meeting of the Bank.

Save as disclosed in this announcement, in relation to the appointments of Dr Ch'ien and Mr Flockhart, the Board is not aware of any matters which are required to be disclosed under Rules 13.51(2)(h) – (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matters that need to be brought to the attention of the Bank's shareholders.

As at the date hereof, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

Non-executive Director

* *Independent non-executive Director*

By Order of the Board
C C Li
Secretary

Hong Kong, 6 August 2007

Notes :

1. *Dr Raymond Kuo Fung Ch'ien, aged 55, is Chairman of CDC Corporation (Listed on NASDAQ) and Chairman of its Hong Kong listed subsidiary, China.com Inc. Additionally, Dr Ch'ien is Chairman of MTR Corporation Limited and HSBC Private Equity (Asia) Limited. Dr Ch'ien serves on the boards of The Hongkong and Shanghai Banking Corporation Limited; Inchcape plc; Convenience Retail Asia Limited; VTech Holdings Limited and The Wharf (Holdings) Limited. Dr Ch'ien was an independent non-executive Director of HSBC Holdings plc from 1998 to 2007; and Group Managing Director of Lam Soon Hong Kong Group from 1984 to 1997. Save as disclosed above, Dr Ch'ien has not held any directorships in other Hong Kong listed public companies during the last three years.*

   In public service, Dr Ch'ien is Chairman of the Hong Kong/European Union Business Cooperation Committee and is a Hong Kong member of the APEC Business Advisory Council. Dr Ch'ien is an honorary President and past Chairman of the Federation of Hong Kong Industries. From 1992 to 1997, Dr Ch'ien was a member of the Executive Council of Hong Kong, then under British Administration. He was appointed a member of the Executive Council of the Hong Kong SAR on July 1, 1997 and served until June 2002. Dr Ch'ien was previously Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption; The Hong Kong/Japan Business Cooperation Committee; the Industry and Technology Development Council and the Hong Kong Industrial Technology Centre Corporation Ltd.

   Dr Ch'ien received a doctoral degree in Economics from the University of Pennsylvania in 1978. He became a Trustee of the University in 2006. Dr Ch'ien was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star Medal.

2. *Mr Alexander Andrew Flockhart, aged 55, is a Director and the Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited, Global Head of Commercial Banking of HSBC Group and a Director of HSBC Bank Australia Limited. As a Group Managing Director Asia-Pacific, Mr Flockhart is a member of the HSBC Group Management Board. He was formerly President & Group Managing Director, Latin America and the Caribbean, Group General Manager and Chairman and Chief Executive Officer of HSBC in Mexico, Senior Executive Vice President, Commercial Banking of HSBC Bank USA and Chairman of HSBC Bank Mexico S.A., with responsibility for personal and commercial banking in the United States, Panama and Mexico. Save as disclosed above, Mr Flockhart has not held any directorships in other Hong Kong listed public companies during the last three years.*

   Mr Flockhart has been a director on a number of HSBC boards and the boards of The Roswell Park Cancer Foundation (USA), the American British Cowdray Hospital (Mexico), the British Mexican Amistad Foundation, the International Chapter of Trustees for Mexico of the National Museum of Anthropology, St. John's College (Hong Kong), the Hong Kong Red Cross and the British Chambers of Commerce in Bangkok and Riyadh. He has also served on the MasterCard Board of Africa and the Middle East and Latin America.

   Mr Flockhart was educated at George Watson's College in Edinburgh, Scotland and graduated in law (LLB) from Edinburgh University in 1973. He joined HSBC Group in July 1974.

END